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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-67545

FEB 1 1 2022

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 _____ AND ENDING 12/31/21 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GrandFund Investment Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12500 Fieldcreek Lane
                                        (No. and Street)

Reno	Nevada	89511
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Bertucio	510-522-2728	dbertucio@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
                        (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Drive, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

2/24/09	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald C. Bertucio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GrandFund Investment Group, LLC _____, as of December 31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road. Suite A200   (925) 933-2626
Walnut Creek, CA 94596   Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
GrandFund Investment Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 7 to the financial statements, a prior period adjustment to member's capital was made to correct an error related to commission expense made in the prior year. Our opinion is not modified with respect to that matter.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2016.
Walnut Creek, California

February 7, 2022

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	78,972
Accounts receivable		607,000
Prepaid expenses		2,587
TOTAL ASSETS	**$**	**688,559**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable	$	7,771
Commissions payable		575,968
TOTAL LIABILITIES		583,739
MEMBER'S CAPITAL		104,820
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**688,559**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:		
Success fees	$	1,533,855
Interest income		45
Total revenue		1,533,900
EXPENSES:		
Commission expense		1,667,713
Professional fees		39,154
Other operating expenses		35,517
Total expenses		1,742,384
NET LOSS	$	(208,484)

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBER'S CAPITAL, Beginning of the Year	$	466,149
Prior period adjustment (See Note 7)		(84,000)
MEMBER'S CAPITAL, beginning of the year, restated		382,149
Net loss		(208,484)
Distributions to member		(68,845)
MEMBER'S CAPITAL, End of Year	$	104,820

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(208,484)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in assets and liabilities:		
Accounts receivable		(157,000)
Prepaid expenses		2,344
Accounts payable		(12,150)
Commissions payable		428,968
Due to member		(22,529)
Net cash provided by operating activities		31,149
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(68,845)
Net cash used in financing activities		(68,845)
NET DECREASE IN CASH		(37,696)
CASH, Beginning of Year		116,668
CASH, End of Year	$	78,972

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the "Company") was formed as a California limited liability company ("LLC") on November 15, 2005. In 2017, the Company became a Pennsylvania LLC. Effective January 1, 2021, the Company became a single member LLC. Effective June 29, 2021, the Company moved its operations to Reno, Nevada and became a Nevada LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2021, the Company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2021.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Effective January 1, 2021, the Company became a single member LLC, and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. Prior to 2021, the Company was treated as a partnership for income tax purposes. Management believes there are no uncertain tax positions and is no longer subject to examinations by major tax jurisdictions for years before 2017.

Accounts Receivable

Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for credit losses based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for credit losses that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received.

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

NOTE 2 – MEMBER'S CAPITAL

The Company is a limited liability company and, as such, the member shall not have any personal liability to the Company, or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

NOTE 3 – RISK CONCENTRATIONS

As of December 31, 2021, the Company had one customer that accounted for 100% of the revenue generated during the year.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distributions paid. At December 31, 2021, the Company had regulatory net capital of $71,201 which was $32,285 above the minimum requirement of $38,916.

NOTE 5 –REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASU 2014-09, "Revenue from Contracts with Customers". Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration.

NOTE 5 –REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Success Fees: The Company enters into agreements with money management firms to raise capital through financial intermediaries and earns success fees for monies placed in their various funds. They are either fixed or variable. The variable consideration cannot be determined until after a transaction closes and are based on assets under management. Due to the uncertainty of the value of the underlining investment vehicle at future points in time, as well as, the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence, the Company is unable to overcome the aforementioned constraint until the actual values are determined on a monthly or quarterly basis. The fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2021:

Revenues from contracts with customers:
Success fees $ 1,533,855

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There was no deferred revenue at December 31, 2021.

At January 1, 2021, and December 31, 2021, receivables were $450,000 and $607,000, respectively.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The Company had no significant impairments related to these receivables during the year ended December 31, 2021.

NOTE 6 – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

NOTE 7 – PRIOR PERIOD ADJUSTMENT

Upon review of commissions paid, the Company determined that commissions payable and the related expense were understated by $84,000 in the prior year. The result of correction decreased beginning member's capital and increased current year income by $84,000. The prior period adjustment had no effect on computed net capital at the beginning of the year or at December 31, 2021.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 7, 2022, the date the accompanying financial statements were issued.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

NET CAPITAL:

Total member's capital $ 104,820

DEDUCTIONS

Non-allowable assets:

Accounts receivable	31,032	
Prepaid expenses	2,587	
Total deductions		33,619

NET CAPITAL $ 71,201

AGGREGATE INDEBTEDNESS:

Item included in statement of financial condition:

Accounts payable	7,771
Commissions payable	575,968

TOTAL AGGREGATE INDEBTEDNESS (A.I.) $ 583,739

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of A.I.)	$ 38,916
Minimum dollar requirement	$ 5,000
Excess net capital	$ 32,285
Ratio: Aggregate indebtedness to net capital	820%

Reconciliation with Company's Net Capital Computation (Included in Part II of form X-17A-5 as of December 31, 2021, as amended on February 7, 2022)

There were no material differences noted in the Company's net capital computation at December 31, 2021.

See accompanying notes to the financial statements

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2021, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See accompanying notes to the financial statements

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
GrandFund Investment Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) GrandFund Investment Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to direct participation programs. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 7, 2022



SEA Rule 15c3-3 Exemption Report

GrandFund Investment Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to direct participation programs, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GrandFund Investment Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Donald Bertucio

Title: President

26 January, 2022